                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                  SCHEDULE 13D

                                AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              COVALENT GROUP, INC.
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   222815 10 2
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  BRUCE LAMONT
                              COVALENT GROUP, INC.
                           ONE GLENHARDIE CORP. CENTER
                          1275 DRUMMERS LANE, SUITE 100
                                 WAYNE, PA 19087
                                 (610) 975-9533


--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               NOVEMBER 27, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 13 Pages)

                         (Continued on following pages)

                                       1.

CUSIP NO. 222815 10 2          SCHEDULE 13D   Page     2    of      13   Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          COVALENT PARTNERS, LLC
          33-08-78998
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          WC, 00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     204,000
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,454,000
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,219,500  -  SEE ITEM 5
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51.6%  -  SEE ITEM 5
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          CO
          ---------------------------------------------------------------------


* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this Schedule 13D.

** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended September 30, 1999.


                                       2.

CUSIP NO. 222815 10 2          SCHEDULE 13D   Page     3    of      13   Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          RICHARD D. PROPPER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [X]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    310,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     204,000
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               310,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,454,000
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,529,500  -  SEE ITEM 5
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          54.1%  -  SEE ITEM 5
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------


* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this Schedule 13D.

** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended September 30, 1999.


                                       3.

CUSIP NO. 222815 10 2          SCHEDULE 13D   Page     4    of      13   Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          MICHAEL D. CHERMAK
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [X]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    43,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     204,000
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               43,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,454,000
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,262,500  -  SEE ITEM 5
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51.9%  -  SEE ITEM 5
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------


* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this Schedule 13D.

** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended September 30, 1999.


                                       4.

CUSIP NO. 222815 10 2          SCHEDULE 13D   Page     5    of      13   Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SALMAN J. CHAUDHRY
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [X]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [X]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          PAKISTAN
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    16,700
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               16,700
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,700  -  SEE ITEM 5
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 1% - SEE ITEM 5
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------


 * Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this Schedule 13D.

** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended September 30, 1999.

                                       5.

This Amendment No. 1 amends and restates the Schedule 13D filed by the Reporting Persons (as defined in Item 2) on November 10, 1999.


ITEM 1.  SECURITY AND THE ISSUER

        (a)    TITLE OF SECURITY:

               Common Stock, $0.001 par value per share.

        (b)    NAME OF THE ISSUER:

               Covalent Group, Inc.,  a Nevada corporation.

        (c)    THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

               One Glenhardie Corp. Center
               1275 Drummers Lane, Suite 100
               Wayne, PA  19087

ITEM 2.  IDENTITY AND BACKGROUND

                      (a) This statement is being filed jointly (collectively,
               the "Reporting Persons") on behalf of (i) Covalent Partners, LLC, a Delaware limited liability company ("Covalent Partners"), (ii) Richard D. Propper ("Propper"), (iii) Michael D. Chermak ("Chermak") and (iv) Salman J. Chaudhry ("Chaudhry").

                      Covalent Partners is principally in the business of
               acquiring equity securities of the Issuer, including without limitation, the right to vote and dispose of such securities.

                      (b)-(c) Set forth in Schedule I to this Schedule 13D is
               information concerning the Reporting Persons as required to be disclosed in response to this Item 2.

                      (d) To the best knowledge of the Reporting Persons, during the last five years, there have been no criminal proceedings against the Reporting Persons.

                      (e) On June 24, 1996, the SEC initiated an administrative
               proceeding against Propper and others alleging that Propper violated Sections 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 13d-1, 13d-2; 16a-2, 16a-3 and former Rule 16a-1 promulgated thereunder, by untimely filing Schedules 13D and 13G, and Forms 3, 4 and 5 with respect to certain transactions relating to the beneficial ownership of securities held by Montgomery Medical Ventures, L.P., Montgomery Medical Ventures II, L.P., Montgomery Medical Partners, L.P. and Montgomery Medical Partners II, L.P. The Commission accepted an offer of settlement submitted by Propper whereby Propper agreed to the Commission's order to cease and desist from committing or causing any violation or future violation of, Sections 13(d), 13(g) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder.

                                       6.

                      Other than described in the foregoing paragraph, during
               the last five years, to the best knowledge of the Reporting Persons none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                      (f) Propper and Chermak are citizens of the United States.
               Chaudhry is a citizen of Pakistan.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                      Pursuant to an Option Agreement, dated as of November 1,
               1999, by and between Bruce LaMont ("LaMont") and Covalent Partners (the "Option Agreement"), LaMont granted Covalent Partners the option to purchase 6,015,500 shares of the outstanding stock of the Issuer held by LaMont (the "Shares") at a per share price of $2.00 (the "Option"). On November 1, 1999, pursuant to the terms of the Option Agreement, Covalent Partners elected to purchase 1,000,000 Shares of the Issuer for an aggregate purchase price of $2,000,000. On November 27, 1999, pursuant to the terms of the Option Agreement, Covalent Partners elected to purchase 250,000 Shares of the Issuer for an aggregate purchase price of $500,000.

                      Covalent Partners obtained funds to make the purchase
               described in the foregoing paragraph through loan agreements with its members. Chermak, through capital contributions and personal funds, made a loan to Covalent Partners in the amount of $1,000,000. Propper made a loan to Covalent Partners in the amount of $1,000,000. Propper obtained such funds through a loan agreement with California Bank & Trust whereby interest accrues monthly at a prime rate plus .5% and principal and interest is due and payable on April 15, 2000.

                      The foregoing summary of the source of the funds used by
               Covalent Partners to purchase the shares of Common Stock of the Issuer is qualified in its entirety by reference to a copy of (i) the Promissory Note between Chermak and Covalent Partners included as Exhibit 99.1 and incorporated herein in its entirety by reference, (ii) the Promissory Note between Propper and Covalent Partners included as Exhibit 99.2 and incorporated herein in its entirety by reference and (iii) the loan agreement between Propper and California Bank and Trust included as Exhibit
               99.3 and incorporated herein in its entirety by reference.

                      Covalent Partners purchased 204,000 shares of the Issuer
               in open market, transactions for an aggregate approximate amount of $505,871. Covalent Partners obtained funds to make such purchases through capital contributions from its non-controlling members.

                      Propper purchased, through personal funds, 310,000 shares
               of Common Stock of the Issuer in open market transactions for an aggregate approximate amount of $616,795.

                                       7.

                      Chermak purchased, through personal funds, 43,000 shares
               of Common Stock of the Issuer in open market transactions for an aggregate approximate amount of $90,093.

                      Chaudhry purchased, through personal funds, 16,700 shares
               of Common Stock of the Issuer in open market transactions for an aggregate approximate amount of $32,838.

ITEM 4.  PURPOSE OF THE TRANSACTION

                      Propper, Chermak and Chaudhry originally acquired shares
               of the Issuer for general investment purposes.

                      Propper initiated discussions with LaMont regarding an
               extraordinary transaction involving the acquisition of all of the outstanding Common Stock of the Issuer held by LaMont. On September 1, 1999, LaMont entered into a No-Shop Agreement with Propper through his related investment firm, RP Associates, LLC. A copy of the No-Shop Agreement is attached hereto as Exhibit
               99.4. In connection with such discussions, Covalent Partners was formed for the purpose of acquiring the shares of the Issuer in order to change the management and Board of Directors of the Issuer (the "Board").

                      Pursuant to the Option Agreement, and subject to the
               conditions set forth therein, LaMont granted Covalent Partners the Option. On November 1, 1999, pursuant to the terms of the Option Agreement, Covalent Partners elected to purchase 1,000,000 shares of the Issuer held by LaMont for an aggregate purchase price of $2,000,000. On November 27, 1999, Covalent Partners elected to exercise its rights to purchase 250,000 additional Shares. Covalent Partners has the option to purchase, on the terms and subject to the conditions set forth in the Option Agreement, the remaining Shares on or prior to January 15, 2000. If Covalent Partners exercises the Option in full and acquires 6,015,500 shares of Common Stock of the Issuer from LaMont, a substantial majority of the outstanding shares of Common Stock of the Issuer would be exchanged for cash at a per share price of $2.00. Covalent Partners, Propper, Chermak, affiliates of one or both, or some combination thereof, would hold a majority of the outstanding shares of Common Stock of the Issuer upon exercise of the Option in full. In furtherance of Covalent Partners' acquisition of the Common Stock of the Issuer, Covalent Partners purchased 204,000 shares of Common Stock of the Issuer in open market transactions. See Item 3.

                      Until January 15, 2000, LaMont is required to invite
               Propper to all Board meetings of the Issuer. In the event that Covalent Partners fails to exercise the option in full by January 15, 2000, LaMont is required to use his best efforts in his capacity as a member of the Board and a stockholder of the Issuer to appoint one additional member, as designated by Propper, to the Board. In addition, upon Covalent Partners' exercise of the

                                       8.

                      Option in full on or before January 15, 2000, LaMont must
               immediately resign as a Board member, Chief Executive Officer, President and employee of the Issuer.

                      The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 99.5 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                      (a)-(b) Based on the Issuer's Quarterly Report on Form
               10-QSB for the quarter ended September 30, 1999, there were 12,059,693 shares of Common Stock outstanding. The following summarizes the shares of the Issuer beneficially owned by the Reporting Persons:


                           NUMBER OF SHARES OF     NUMBER OF SHARES OF
                              STOCK (BUT FOR        STOCK BENEFICIALLY     PERCENTAGE OF CLASS
        INVESTOR            RULE 13D-5(b)(1)              OWNED             BENEFICIALLY OWNED
----------------------    --------------------     -------------------     -------------------
Covalent Partners, LLC           6,219,500               6,219,500                  51.6%
Richard D. Propper                 310,000               6,529,500                  54.1%
Michael D. Chermak                  43,000               6,262,500                  51.9%
Salman J. Chaudhry                  16,700                  16,700             Less than 1%


                      Beneficial ownership of 6,219,500 shares of Common Stock
               of the Issuer otherwise beneficially owned by Covalent Partners is attributed to Propper and Chermak by virtue of Rule 13d-5(b)(1) of the Exchange Act. Pursuant to Rule 13d-4 of the Exchange Act, Covalent Partners disclaims beneficial ownership of 310,000 shares of Common Stock of the Issuer beneficially owned by Propper, 36,000 shares beneficially owned by Chermak and 16,700 shares beneficially owned by Chaudhry; Propper disclaims beneficial ownership of 43,000 shares of Common Stock of the Issuer beneficially owned by Chermak and 16,700 shares held by Chaudhry; Chermak disclaims beneficial ownership of 310,000 shares of Common Stock of the Issuer beneficially owned by Propper and 16,700 shares beneficially owned by Chaudhry; Chaudhry disclaims beneficial ownership of 6,219,500 shares of Common Stock of the Issuer beneficially owned by Covalent Partners, 6,529,500 shares beneficially owned by Propper and 6,262,500 shares beneficially owned by Chermak.

                      Propper has sole voting and dispositive power with respect to 310,000 shares of Common Stock of the Issuer. Chermak has sole voting and dispositive power with respect to 43,000 shares of Common Stock of the Issuer. Chaudhry has sole voting and dispositive power with respect to 16,700 shares of Common Stock of the Issuer. Covalent Partners shares voting power with its managing members with respect to 204,000 shares of Common Stock of the Issuer and shares dispositive power with its managing members with respect to 1,454,000 shares of Common Stock of the Issuer.

                                       9.

                      Pursuant to Section 6(b) of the Option Agreement, until
               the earlier of (i) January 31, 2000 or (ii) the date Covalent Partners exercises the Option in full, Covalent Partners agreed to grant voting rights to LaMont with respect to all of the shares of Common Stock of the Issuer purchased by Covalent Partners, including 1,250,000 shares purchased by Covalent Partners pursuant to the Option Agreement. The grant of such voting rights terminates immediately prior to a lawful sale of the shares purchased by Covalent Partners in the public market. In addition, if Covalent Partners fails to exercise the option in full by January 15, 2000, LaMont has the right to buy back from Covalent Partners, on or before January 31, 1999, any and all the Shares acquired by Covalent Partners' exercise of the Option at a price of $2.00 per share.

                      Set forth in Schedule II to this Schedule 13D is the name
               of and certain information regarding the individual with whom Covalent Partners shares the power to vote or to direct the vote or to dispose or direct the disposition of Common Stock of Issuer.

                      During the past five years, to the Reporting Persons'
               knowledge, no person named in Schedule II to this Schedule 13D, has been convicted in a criminal proceeding.

                      During the past five years, to the Reporting Persons'
               knowledge, no person named in Schedule II to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

                      To Covalent Partners' knowledge, all persons named in
               Schedule II to this Schedule 13D are citizens of the United
               States.

                      (c) Set forth in Schedule III to this Schedule 13D are the transactions, other than the Option Agreement as described in this Schedule, involving the Common Stock of the Issuer, entered into by the Reporting Persons since September 10, 1999. All such transactions were made for cash in open market transactions.

                      (d)    Not applicable.

                      (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                      In connection with the Option Agreement, Kenneth M. Borow
               ("Borow") and Covalent Partners entered into a Letter Agreement dated November 1, 1999 (the "Letter Agreement"). Pursuant to the Letter Agreement, Borow has agreed to remain employed as the President, Chief Operating Officer and Chief Medical

                                      10.

               Office of the Issuer until the earlier of Covalent Partners' exercise of the Option in full and January 15, 2000. In addition, upon Covalent Partners' exercise of the Option in full and subject to the approval of the Issuer's Board, Borow will enter into an employment agreement with the Issuer in the form attached hereto as Exhibit 99.6. In consideration of the above, Covalent Partners is required to grant an option to acquire from Covalent Partners 460,000 shares of the Issuer's Common Stock at a price of $2.00 per share to Borow upon Covalent Partners' exercise of the Option in full.

                      The foregoing summary of the Letter Agreement is qualified in its entirety by reference to a copy of the Letter Agreement included as Exhibit 99.7 to this Schedule 13D and incorporated herein in its entirety by reference.

                      Other than as described in the foregoing paragraphs and in
               Item 4 above, to Covalent Partners' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               *99.1 Promissory Note dated October 29, 1999 by and between Michael D. Chermak and Covalent Partners, LLC.

               *99.2 Promissory Note dated October 29, 1999 by and between Richard D. Propper and Covalent Partners, LLC.

               *99.3 Business Loan Agreement dated October 26, 1999 by and between Richard D. Propper and California Bank & Trust.

               *99.4 No-Shop Agreement dated September 1, 1999 by and between Bruce LaMont and RP Associates, LLC.

               *99.5 Option Agreement dated November 1, 1999 by and between Bruce LaMont and Covalent Partners, LLC.

               *99.6 Form of Employment Agreement to be entered into by and between Kenneth M. Borow and the Issuer.

               *99.7 Letter Agreement dated November 1, 1999 by and between Kenneth M. Borow and Covalent Partners, LLC.

------------

* Previously filed by the Reporting Persons with the Schedule 13D on November 10, 1999.


                                      11.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 1999


                                   COVALENT PARTNERS, LLC,
                                   a Delaware limited liability company


                                   By:  /s/ Richard D. Propper
                                      -----------------------------------------
                                         Dr. Richard D. Propper
                                         Managing Member




                                   /s/ Richard D. Propper
                                   --------------------------------------------
                                   RICHARD D. PROPPER




                                   /s/ Michael D. Chermak
                                   --------------------------------------------
                                   MICHAEL D. CHERMAK




                                   /s/ Salman Chaudhry
                                   --------------------------------------------
                                   SALMAN J. CHAUDHRY


                                      12.

                                   SCHEDULE I

                               REPORTING PERSONS,
                       CONTROLLING MEMBERS AND MANAGERS OF
                             COVALENT PARTNERS, LLC

NAME AND BUSINESS ADDRESS                      PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------                      ----------------------------------
Covalent Partners, LLC                         N/A
4350 La Jolla Village Drive, Suite 970
San Diego, CA  92121

Dr. Richard D. Propper                         Member and Manager of Covalent Partners, LLC
2890 Moon Ridge Drive
La Jolla, CA  92037

Michael D. Chermak                             Member and Manager of Covalent Partners, LLC
14 Sandpiper Strand
Coronado, CA  92118

Salman Chaudhry                                Financial Consultant
8503A Villa La Jolla Drive
San Diego, CA  92037

                          SCHEDULE II

NAME                                  PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                  ----------------------------------
Bruce LaMont                          Chairman  of  the  Board,  President  and  Chief  Executive
Covalent Group, Inc.                  Officer of Covalent Group, Inc.
One Glenhardie Corp. Center
1275 Drummers Lane, Suite 100
Wayne, PA  19087

                                  SCHEDULE III

                                      AMOUNT OF            PRICE PER
                     DATE OF THE     COMMON STOCK            SHARE
     INVESTOR        TRANSACTION      OF ISSUER              ($)        TYPE OF TRADE      BROKER
     --------        -----------      ---------            ---------    -------------      -------
     Propper           09/10/99          6,000               1.875        Purchase          BLC*

                       09/13/99          4,500               1.75         Purchase          BLC

                       09/14/99          5,000               1.75         Purchase          BLC

                       09/16/99          5,000               1.75         Purchase          BLC

                       09/16/99          5,000               1.75         Purchase          BOA**

                       09/17/99         16,500               1.8523       Purchase          BLC

                       09/17/99         10,000               1.9906       Purchase          BOA

                       09/21/99          3,500               2.1027       Purchase          BLC

                       09/22/99          3,000               2.00         Purchase          BLC

                       09/22/99          5,000               2.03125      Purchase          BLC

                       09/22/99          3,000               2.125        Purchase          BOA

                       09/23/99          5,000               2.00         Purchase          BLC

                       09/27/99          2,000               1.875        Purchase          BOA

                       09/27/99          3,000               1.9896       Purchase          BLC

                       10/05/99         14,000               1.9464       Purchase          BOA

                       10/06/99          5,000               2.0625       Purchase          BLC

                       10/07/99          3,000               2.125        Purchase          BOA

                       10/14/99         10,000               1.9031       Purchase          BLC

                       10/14/99          5,000               2.00         Purchase          BOA

                       10/20/99          5,000               2.25         Purchase          BLC

                       11/11/99         10,000               2.4844       Purchase          BLC

                       11/12/99          7,000               2.8571       Purchase          BOA

                       11/19/99         16,000               2.6914       Purchase          BLC

                       11/19/99         10,000               2.7125       Purchase          BOA

                       11/22/99          5,000               2.3125       Purchase          BOA

                       11/24/99          5,000               2.6094       Purchase          BOA

     Chermak           11/19/99          6,000               2.50         Purchase          RJA***

                       11/19/99          1,000               2.5625       Purchase          RJA

     Chaudhry          09/23/99          3,700               2.00         Purchase          ML****

                       09/24/99          4,000               1.9375       Purchase          ML

                       09/27/99          5,000               1.9375       Purchase          ML

                       10/08/99          4,000               2.00         Purchase          ML

Covalent Partners      10/27/99         20,000               2.025        Purchase          BLC

                       10/28/99         49,300               2.419        Purchase          BLC

                       10/29/99         45,000               2.5313       Purchase          BLC

                       11/01/99         41,000               2.6509       Purchase          BLC

                       11/02/99          2,000               2.5625       Purchase          BLC

                       11/03/99         16,000               2.4883       Purchase          BLC

                       11/04/99         11,500               2.5924       Purchase          BLC

                       11/05/99         15,200               2.5341       Purchase          BLC

                                      AMOUNT OF            PRICE PER
                     DATE OF THE     COMMON STOCK            SHARE
     INVESTOR        TRANSACTION      OF ISSUER              ($)        TYPE OF TRADE      BROKER
     --------        -----------      ---------            ---------    -------------      -------
                     11/09/99          4,000               2.5625       Purchase           BLC




   *  Balis, Lewittes & Coleman Inc. ("BLC")

  **  Bank of America ("BOA")

 ***  Raymond James & Associates ("RJA")

****  Merrill Lynch ("ML")

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-(1)(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the acquisition of Common Stock, par value $0.001, of Covalent Group, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


December 3, 1999


                                     COVALENT PARTNERS, LLC,
                                     a Delaware limited liability company


                                     By:  /s/ Dr. Richard D. Propper
                                        ----------------------------------------
                                           Dr. Richard D. Propper
                                           Managing Member


                                     /s/ Richard D. Propper
                                     -------------------------------------------
                                     RICHARD D. PROPPER




                                     /s/ Michael D. Chermak
                                     -------------------------------------------
                                     MICHAEL D. CHERMAK




                                     /s/ Salman J. Chaudhry
                                     -------------------------------------------
                                     SALMAN J. CHAUDHRY

                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION OF DOCUMENT
-------        -----------------------
*99.1          Promissory Note dated October 29, 1999 by and between Michael D.
               Chermak and Covalent Partners, LLC.

*99.2          Promissory Note dated October 29, 1999 by and between Richard D.
               Propper and Covalent Partners, LLC.

*99.3          Business Loan Agreement dated October 26, 1999 by and between
               Richard D. Propper and California Bank & Trust.

*99.4          No-Shop Agreement dated September 1, 1999 by and between Bruce
               LaMont and RP Associates, LLC.

*99.5          Option Agreement dated November 1, 1999 by and between Bruce
               LaMont and Covalent Partners, LLC.

*99.6 Form of Employment Agreement to be entered into by and between Kenneth M. Borow and the Issuer.

*99.7          Letter Agreement dated November 1, 1999 by and between Kenneth M.
               Borow and Covalent Partners, LLC.

------------

* Previously filed by the Reporting Persons with the Schedule 13D on November 10, 1999.